EXHIBIT 99.1

Statoil ASA: Subscription price set for the Dividend Issue for the fourth quarter 2015 under the Scrip Dividend Programme

STAVANGER, Norway, June 13, 2016 -- Reference is made to the announcement made on 30 May 2016 by Statoil ASA (OSE:STL, NYSE:STO) regarding the Dividend Issue for the fourth quarter 2015.

The subscription price has, in line with the resolution made by the annual general meeting on 11 May 2016, been set as the volume-weighted average share price over the last two trading days (9 and 10 June) on Oslo Stock Exchange of the Subscription Period for the Dividend Issue, with a deduction of a discount of 5%.

The volume-weighted average share price for the respective trading days was NOK 137.52. The subscription price per share is consequently set at NOK 130.64.

For holders of American Depositary Receipts, the applicable USDNOK exchange rate has been defined as the average of the Central Bank of Norway's exchange rate over the last two trading days of the subscription period for the dividend issue. The average exchange rate for these respective days was 8.1783. The subscription price per share for ADR-holders is consequently set at USD 15.97.

This information is subject of the disclosure requirements acc. to § 5-12 vphl (Norwegian Securities Trading Act)

This announcement and the information contained herein does not constitute or form a part of, and should not be construed as, an offer for sale or subscription for or solicitation or invitation of any offer to subscribe for or purchase of dividend shares or any other securities of the Company and cannot be relied on for any investment contract or decision.

It may be unlawful to distribute this announcement in certain jurisdictions. This announcement is not for distribution in any jurisdiction in which prior registration or approval is required for that purpose. No steps have been taken or will be taken in any jurisdiction outside of Norway in which such steps would be required. No competent authority or any other regulatory body has passed upon the adequacy of this document or approved or disapproved the distribution of dividend shares outside of Norway. Any representation to the contrary may be a criminal offense.

CONTACT:  Peter Hutton, SVP Investor Relations,
          mbl: +44 7881 918 792

          Morten Sven Johannessen, VP Investor Relations USA,
          mbl +1 203 570 2524